Exhibit 12
General Motors Acceptance Corporation

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, ($ in millions)	2005	2004

Earnings
Consolidated net income	$2,219	$2,230
Provision for income taxes	1,147	1,259
Minority interest in consolidated subsidiaries and (income)/loss from equity investees	5	4

Consolidated income before income taxes, minority interest and (income)/loss from equity investees	3,371	3,493
Fixed charges	9,313	6,927

Earnings available for fixed charges	12,684	10,420
Fixed charges
Interest, discount, and issuance expense on debt	9,239	6,862
Portion of rentals representative of the interest factor	74	65

Total fixed charges	$9,313	$6,927
Ratio of earnings to fixed charges	1.36	1.50